Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Reports Second Quarter 2020 Unaudited Financial Results

Shenzhen, China, September 25, 2020 — Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announces its unaudited financial results for the second quarter ended June 30, 2020.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “In the second quarter, in light of the enduring adverse impact of the COVID-19 pandemic to the consumer sentiment and restrictions on general mobility in parts of China, we have been actively adjusting our business operations to adapt to the new normal. We took timely and proactive measures, including implementing control measures to limit the customer-flow and ensuring the health and safety of our customers, employees and their families even though these measures may affect our operations and financials in a short-term. We made significant progress in keeping our business operations resilient, expanding our customer base and laying a solid foundation to deliver solid performance in the future. For the second quarter of 2020, we recorded a total number of active customers of 66,344, achieving an increase of 13.9% from 58,234 in the second quarter of 2019.”

Dr. Zhou continued, “Apart from monitoring the latest developments of COVID-19 pandemic and taking appropriate response measures accordingly, we will continue to focus our resources on enhancing our customer stickiness and improving our brand awareness to expand in our addressable market. In addition, we will continue to implement our acquisition strategy to enhance our capabilities and increase our customer base for the next phase of growth. We are confident about our ability in maintaining our healthy and sustainable growth and generating long-term value for our shareholders.”

Second Quarter 2020 Unaudited Financial Highlights

•                  Total revenue was RMB166.7 million (US$23.6 million), a decrease of 21.4% from RMB212.2 million in the second quarter of 2019.

•                  Gross profit was RMB95.2 million (US$13.5 million), a decrease of 34.5% from RMB145.3 million in the second quarter of 2019.

•                  Gross margin was 57.1%, a decrease of 11.4 percentage points from 68.5% in the second quarter of 2019.

•                  Loss for the period was RMB64.4 million (US$9.1 million), compared with a profit of RMB57.5 million in the second quarter of 2019.

•                  EBITDA1 for the period was a loss of RMB34.3 million (US$4.9 million), a decrease of 138.5% from a profit of RMB89.2 million in the second quarter of 2019.

•                  Adjusted profit1 for the period was a loss of RMB31.1 million (US$4.4 million), a decrease of 317.5% from a profit of RMB14.3 million in the second quarter of 2019.

•                  Adjusted EBITDA1 for the period was a loss of RMB1.0 million (US$0.1 million), a decrease of 102.2% from a profit of RMB44.9 million in the second quarter of 2019.

•                  Basic loss per share was RMB0.95 (US$0.1), compared with basic earnings per share of RMB1.37 in the second quarter of 2019. Diluted loss per share was RMB0.95 (US$0.1), compared with diluted loss per share of RMB0.03 in the second quarter of 2019.

1 EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Six Months Ended June 30, 2020 Unaudited Financial Highlights

•                  Total revenue was RMB257.7 million (US$36.5 million), a decrease of 34.4% from RMB393.1 million in the same period of 2019.

•                  Gross profit was RMB130.1 million (US$18.4 million), a decrease of 51.1% from RMB266.5 million in the same period of 2019.

•                  Gross margin was 50.5%, a decrease of 17.3 percentage points from 67.8% in the same period of 2019.

•                  Loss for the period was RMB147.5 million (US$20.9 million), compared with a profit of RMB80.2 million in the same period of 2019.

•                  EBITDA1 for the period was a loss of RMB104.9 million (US$14.8 million), a decrease of 172.7% from a profit of RMB144.3 million in the same period of 2019.

•                  Adjusted profit1 for the period was a loss of RMB89.3 million (US$12.6 million), a decrease of 324.4% from a profit of RMB39.8 million in the same period of 2019.

•                  Adjusted EBITDA1 for the period was a loss of RMB46.7 million (US$6.6 million), a decrease of 146.0% from a profit of RMB101.6 million in the same period of 2019.

•                  Basic loss per share was RMB2.17 (US$0.3), compared with basic earnings per share of RMB1.89 in the same period of 2019. Diluted loss per share was RMB2.17 (US$0.3), compared with diluted earnings per share of RMB0.35 in the same period of 2019.

1 EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Second Quarter 2019 and 2020 Operational Highlights

	For the Three Months Ended June 30,
	2019		2020		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	27,401	47.1%	26,762	40.3%	-2.3%
Repeat Customers	30,833	52.9%	39,582	59.7%	28.4%
Total Active Customers	58,234	100.0%	66,344	100.0%	13.9%

•                  In the second quarter of 2020, repeat customers accounted for 59.7% of active customer base.

•                  The total number of active customers was 66,344, an increase of 13.9% from 58,234 in the second quarter of 2019.

Six Months Ended June 30, 2019 and June 30, 2020 Operational Highlights

	For the Six Months Ended June 30,
	2019		2020		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	47,237	47.2%	41,144	40.0%	-12.9%
Repeat Customers	52,811	52.8%	61,793	60.0%	17.0%
Total Active Customers	100,048	100.0%	102,937	100.0%	2.9%

•                  In the six months ended June 30, 2020, repeat customers accounted for 60.0% of active customer base.

•                  The total number of active customers was 102,937, an increase of 2.9% from 100,048 in the same period of 2019.

Second Quarter 2019 and 2020 Unaudited Financial Results

(RMB millions, except per share data and	For the Three Months Ended June 30,
percentages)	2019	2020	% Change
Revenue	212.2	166.7	-21.4%
Non-surgical aesthetic medical services	110.0	82.8	-24.7%
Minimally invasive aesthetic treatments	59.4	42.4	-28.6%
Energy-based treatments	50.6	40.4	-20.2%
Surgical aesthetic medical services	85.3	71.3	-16.3%
General healthcare services and other aesthetic medical services	16.9	12.6	-25.8%
Gross profit	145.3	95.2	-34.5%
Gross margin	68.5%	57.1%	-11.4	pp*
(Loss)/profit for the period	57.5	(64.4)	-212.0%
(Loss)/profit margin	27.1%	-38.6%	-65.7%
EBITDA**	89.2	-34.3	-138.5%
Adjusted EBITDA**	44.9	-1.0	-102.2%
Adjusted EBITDA margin	21.2%	-0.6%	-21.8%
Adjusted (loss)/profit**	14.3	-31.1	-317.5%
Adjusted (loss)/profit margin	6.7%	-18.7%	-25.4	pp*
Basic (loss)/profit per share	1.37	(0.95)	-169.3%
Diluted (loss)/profit per share	(0.03)	(0.95)	3066.7%

Notes:

* pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB166.7 million (US$23.6 million), a decrease of 21.4% from RMB212.2 million in the second quarter of 2019, primarily due to the more competitive pricing strategies adopted by the Company and its subsidiaries in response to the outbreak of COVID-19.

Cost of sales and services rendered

Cost of sales and services rendered was RMB71.5 million (US$10.1 million), an increase of 6.9% from RMB66.9 million in the second quarter of 2019.

Gross profit

Gross profit was RMB95.2 million (US$13.5 million), a decrease of 34.5% from RMB145.3 million in the second quarter of 2019, primarily as a result of decrease in revenue due to the outbreak of COVID-19. Gross profit margin was 57.1%, a decrease of 11.4 percentage points from 68.5% in the second quarter of 2019, mainly due to the decrease in revenue.

Gross profit of non-surgical aesthetic medical services was RMB46.1 million (US$6.5 million), a decrease of 41.1% from RMB78.8 million in the second quarter of 2019. Gross profit margin was 55.8%, a decrease from 71.4% in the second quarter of 2019.

Gross profit of minimally invasive aesthetic treatments was RMB25.7 million (US$3.6 million), a decrease of 42.2% from RMB44.5 million in the second quarter of 2019. Gross profit margin was 60.6%, a decrease from 75.0% in the second quarter of 2019.

Gross profit of energy-based treatments was RMB20.4 million (US$2.9 million), a decrease of 39.7% from RMB34.3 million in the second quarter of 2019. Gross profit margin was 50.7%, a decrease from 67.2% in the second quarter of 2019.

Gross profit of surgical aesthetic medical services was RMB41.4 million (US$5.9 million), a decrease of 27.8% from RMB57.5 million in the second quarter of 2019. Gross profit margin was 58.1%, a decrease from 67.2% in the second quarter of 2019.

Gross profit of general healthcare services and other aesthetic medical services was RMB7.7 million (US$1.1 million), a decrease of 30.0% from RMB11.0 million in the second quarter of 2019. Gross profit margin was 61.3%, a decrease from 64.3% in the second quarter of 2019.

Selling expenses

Selling expenses were RMB92.5 million (US$13.1 million), representing 55.5% of the Company’s total revenue of the same period, compared to selling expenses of RMB89.6 million in the second quarter of 2019, which represented 42.2% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because the Company enhanced its marketing efforts and incurred advertising and marketing expenses to extend the brand’s reach, boost sales and attract new customers.

General and administrative expenses

General and administrative expenses were RMB56.9 million (US$8.1 million), an increase of 49.7% from RMB38.0 million in the second quarter of 2019, primarily due to the increase of share-based compensation expenses which was first recognised in June 2019.

(Loss)/profit for the period

As a result of the foregoing, the Company recorded a loss for the second quarter of 2020 of RMB64.4 million (US$9.1 million), compared with a profit of RMB57.5 million in the second quarter of 2019. Basic loss per share was RMB0.95 (US$0.1), compared with basic earnings per share of RMB1.37 in the second quarter of 2019. Diluted loss per share was RMB0.95 (US$0.1), compared with diluted loss per share of RMB0.03 in the second quarter of 2019.

Certain Non-IFRS items

EBITDA for the second quarter of 2020 was a loss of RMB34.3 million (US$4.9 million), a decrease of 138.5% from a profit of RMB89.2 million in the second quarter of 2019.

Adjusted profit for the second quarter of 2020 was a loss of RMB31.1 million (US$4.4 million), a decrease of 317.5% from a profit of RMB14.3 million in the second quarter of 2019.

Adjusted EBITDA for the second quarter of 2020 was a loss of RMB1.0 million (US$0.1 million), a decrease of 102.2% from a profit of RMB44.9 million in the second quarter of 2019.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Second Quarter 2019 and 2020 Operational Results

Repeat customer ratio

Repeat customers, defined as active customers who had previously received at least one procedure from the Company, accounted for 59.7% of the Company’s active customer base in the second quarter of 2020.

Number of treatments

The Company conducted a total of 135,662 treatments, including 22,700 surgical treatments and 112,962 non-surgical treatments, in the second quarter of 2020, representing an increase of 27.7% and 145.2% and an increase of 16.5%, respectively, from 106,241 total treatments, 9,256 surgical treatments and 96,985 non-surgical treatments in the second quarter of 2019.

For the six months ended June 30, 2020, the Company conducted a total of 202,608 treatments, including 37,241 surgical treatments and 165,367 non-surgical treatments, representing an increase of 15.5% and 33.1% and an increase of 12.2%, respectively, from 175,420 total treatments, 27,984 surgical treatments and 147,436 non-surgical treatments in the same period of 2019

Six Months Ended June 30, 2019 and June 30, 2020 Unaudited Financial Results

	For the Six Months Ended June 30,
(RMB millions, except per share data and percentages)	2019	2020	% Change
Revenue	393.1	257.7	-34.4%
Non-surgical aesthetic medical services	201.2	130.5	-35.1%
Minimally invasive aesthetic treatments	102.5	68.5	-33.2%
Energy-based treatments	98.7	62.0	-37.2%
Surgical aesthetic medical services	157.5	111.1	-29.5%
General healthcare services and other aesthetic medical services	34.4	16.1	-53.3%
Gross profit	266.5	130.1	-51.1%
Gross margin	67.8%	50.5%	-17.3	pp*
(Loss)/profit for the period	80.2	(147.5)	-283.9%
(Loss)/profit margin	20.4%	-57.2%	-77.6	pp*
EBITDA**	144.3	-104.9	-172.7%
Adjusted EBITDA**	101.6	-46.7	-146.0%
Adjusted EBITDA margin	25.8%	-18.1%	-43.9	pp*
Adjusted (loss)/profit**	39.8	-89.3	-324.4%
Adjusted (loss)/profit margin	10.1%	-34.7%	-44.8	pp*
Basic (loss)/profit per share	1.89	(2.17)	-214.8%
Diluted (loss)/profit per share	0.35	(2.17)	-720.0%

Notes:

* pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB257.7 million (US$36.5 million), a decrease of 34.4% from RMB393.1 million in the same period of 2019, primarily due to the temporary shutdown of the Company’s treatment centers in February and March 2020, the control measures implemented by the Company to limit the customer-flow in the treatment centers due to the outbreak of COVID-19 and the more competitive pricing strategies adopted by the Company and its subsidiaries in response to the outbreak of COVID-19.

Cost of sales and services rendered

Cost of sales and services rendered was RMB127.6 million (US$18.1 million), an increase of 0.9% from RMB126.5 million in the same period of 2019.

Gross profit

Gross profit was RMB130.1 million (US$18.4 million), a decrease of 51.1% from RMB266.5 million in the same period of 2019, primarily as a result of decrease in revenue due to the COVID-19 outbreak. Gross profit margin was 50.5%, a decrease of 17.3 percentage points from 67.8% in the same period of 2019, mainly due to the existence of fixed costs, such as amortisation and depreciation.

Gross profit of non-surgical aesthetic medical services was RMB63.3 million (US$9.0 million), a decrease of 56.5% from RMB146.1 million in the same period of 2019. Gross profit margin was 48.5%, a decrease from 72.5% in the same period of 2019.

Gross profit of minimally invasive aesthetic treatments was RMB36.6 million (US$5.2 million), a decrease of 51.1% from RMB75.4 million in the same period of 2019. Gross profit margin was 53.4%, a decrease from 73.2% in the same period of 2019.

Gross profit of energy-based treatments was RMB26.7 million (US$3.8 million), a decrease of 62.2% from RMB70.7 million in the same period of 2019. Gross profit margin was 43.1%, a decrease from 71.7% in the same period of 2019.

Gross profit of surgical aesthetic medical services was RMB59.1 million (US$8.4 million), a decrease of 40.9% from RMB100.0 million in the same period of 2019. Gross profit margin was 53.2%, a decrease from 63.5% in the same period of 2019.

Gross profit of general healthcare services and other aesthetic medical services was RMB7.8 million (US$1.1 million), a decrease of 61.8% from RMB20.4 million in the same period of 2019. Gross profit margin was 48.4%, a decrease from 59.3% in the same period of 2019.

Selling expenses

Selling expenses were RMB170.5 million (US$24.1 million), representing 66.2% of the Company’s total revenue of the same period, compared to selling expenses of RMB165.3 million in the same period of 2019, which represented 42.0% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because the Company continued to enhance its marketing efforts and incurred advertising and marketing expenses to extend the brand’s reach, boost sales and attract new customers.

General and administrative expenses

General and administrative expenses were RMB107.8 million (US$15.3 million), an increase of 62.6% from RMB66.3 million in the same period of 2019, primarily due to the increase of share-based compensation expenses which was first recognised since June 2019.

(Loss)/profit for the period

As a result of the foregoing, the Company recorded a loss for the six months ended June 30, 2020 of RMB147.5 million (US$20.9 million), compared with a profit of RMB80.2 million in the same period of 2019. Basic loss per share was RMB2.17 (US$0.3), compared with basic earnings per share of RMB1.89 in the same period of 2019. Diluted loss per share was RMB2.17 (US$0.3), compared with diluted earnings per share of RMB0.35 in the same period of 2019.

Certain Non-IFRS items

EBITDA for the six months ended June 30, 2020 was a loss of RMB104.9 million (US$14.8 million), a decrease of 172.7% from a profit of RMB144.3 million in the same period of 2019.

Adjusted profit for the six months ended June 30, 2020 was a loss of RMB89.3 million (US$12.6 million), a decrease of 324.4% from a profit of RMB39.8 million in the same period of 2019.

Adjusted EBITDA for the six months ended June 30, 2020 was a loss of RMB46.7 million (US$6.6 million), a decrease of 146.0% from a profit of RMB101.6 million in the same period of 2019.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Certain balance sheet item

Cash and cash equivalents amounted to RMB76.6 million (US$10.8 million) as of June 30, 2020, compared to RMB154.5 million as of December 31, 2019.

Certain cash flow items

Net cash used in operating activities was RMB47.7 million (US$6.8 million) for the six months ended June 30, 2020, compared to net cash generated from operating activities of RMB45.7 million for the six months ended June 30, 2019.

Net cash used in investing activities was RMB43.7 million (US$6.2 million) for the six months ended June 30, 2020, compared to RMB72.8 million in for the six months ended June 30, 2019.

Net cash generated from financing activities was RMB13.4 million (US$1.9 million) for the six months ended June 30, 2020, compared to RMB4.0 million for the six months ended June 30, 2019.

Liquidity and capital resources

The Company had net current liabilities of RMB150.5 million as at June 30, 2020. From the second quarter of FY2020 to the third quarter of FY2020, the Company completed three acquisitions leading to a potential cash flow amounting to RMB101 million in the coming 12 months after the date of this release. During the first quarter of 2020, due to the outbreak of COVID-19, the Company temporarily shut down its aesthetic treatment centers in 2020. This created material and adverse impacts on its revenue and cash flow for the first half of 2020 with potential continuing impacts on subsequent periods. After considering the gradual recovery of business post the COVID-19 outbreak, its expected cash flow from future operations taking into consideration cost and expenses management, funds from bank borrowings and other sources of financing, the Company concluded that it has sufficient financial resources to meet its financial obligations as and when they fall due and continue its operation in the coming 12 months, subject to any uncertainty of the development of COVID-19.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.0651 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2020.

Non-IFRS Financial Measures

EBITDA represents our profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized and IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019.

Adjusted profit represents profit for the period/year, adjusted to exclude interest expense on convertible note, share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized and IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019.

EBITDA, Adjusted EBITDA and Adjusted profit are non-IFRS financial measures. You should not consider EBITDA, Adjusted EBITDA and Adjusted profit as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, Adjusted EBITDA and Adjusted profit as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

Resignation of Chief Strategy Officer

Mr. Fan Peng tendered his resignation from his position as the Company’s Chief Strategy Officer due to personal reasons, effective August 15, 2020. During his tenure with the Company, Mr. Fan mainly oversaw the Company’s securities affairs, investor relations, board office, mergers and acquisitions.

Recent Developments

Acquisition of Guangdong Pengai Hanfei Hospital Management Co. Ltd. (广东鹏爱韩妃医院管理有限公司, “Guangdong Pengai Hanfei”)

The Company acquired Guangdong Pengai Hanfei, which owns four hospitals and treatment centres in Guangzhou, Zhongshan and Zhuhai, Guangdong Province, the PRC. On July 14, 2020, Shenzhen Pengai Investment, the Company’s wholly-owned subsidiary, entered into an Acquisition and Investment Management Agreement (the “Acquisition Agreement”) to acquire Guangdong Pengai Hanfei for an aggregate consideration of RMB102 million with a potential further payment of up to RMB102 million, subject to Guangdong Pengai Hanfei meeting certain agreed performance targets in FY2020, FY2021 and FY2022 (the “Performance Guarantee”). The Company began to consolidate the results of operations of Guangdong Pengai Hanfei in its financial statements from August 4, 2020. As of the date of this release, the Company beneficially owns 51.0% of the equity interest of Guangdong Pengai Hanfei.

Under the terms of the Acquisition Agreement, the Vendor, Huaihua Wenmei Enterprise Management Consulting Partnership (Limited Partnership) (怀化问美企业管理咨询合伙企业 (有限合伙)), a limited partnership established under the laws of the PRC, agreed to provide the Performance Guarantee for Guangdong Pengai Hanfei which, if not met, entitles the Company to request for compensation through an adjustment to the overall consideration for Guangdong Pengai Hanfei or require the Vendor to repurchase all the equity interest of Guangdong Pengai Hanfei beneficially owned by the Company.

Guangdong Pengai Hanfei owned four hospitals and treatment centers with a total gross floor area of approximately 13,069.08 sq.m as of June 30, 2020. Upon completion of the acquisition of Guangdong Pengai Hanfei, the Company’s total operating area increased from 62,892 sq.m to 75,961.08 sq.m. Guangdong Pengai Hanfei operates three major departments, including the plastic surgery department, the minimally invasive aesthetic treatment department and the energy-based treatment department. The facilities of Guangdong Pengai Hanfei include a total of 73 operating rooms and treatment rooms, 28 of which are operating rooms, 14 are minimally invasive aesthetic treatment rooms and 31 are energy-based treatment rooms. As of June 30, 2020, Guangdong Pengai Hanfei had a total of 965 employees, of which 42 were medical staff, and it had a customer base of approximately 370,000 customers.

Sales and Issuance of Convertible Notes

On September 15, 2020, the Company entered into a Convertible Note Purchase Agreement (the “Purchase Agreement”) with Peak Asia Investment Holdings V Limited (the “Investor”), one of its major shareholders, and Beacon Technology Investment Holdings Limited, as the security trustee for the Investor, pursuant to which the Company shall issue and sell to the Investor and the Investor shall subscribe for and purchase from the Company, one or more convertible notes in an aggregate principal amount of up to US$10,000,000 (the “Convertible Notes”), pursuant to the terms and conditions under the Purchase Agreement. The Convertible Notes may be converted or redeemed in accordance with the terms set out in the Convertible Notes.

Consummation of the issuances of the Convertible Notes is subject to satisfaction of customary closing conditions and the closing of the first Convertible Note in principal amount of US$5,000,000 took place on September 17, 2020. There may be an additional closing for the second Convertible Note in principal amount of no more than US$5,000,000, upon the Company’s written request and at the Investor’s absolute discretion, on or prior to September 17, 2021.

The Convertible Notes were offered and sold without registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as provided in Rule 506 of Regulation D promulgated thereunder. The Convertible Notes and the ordinary shares issuable upon conversion of the Convertible Notes have not been registered under the Securities Act or any other applicable securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Purchase Agreement, a copy of which is attached as Exhibit 99.4 to the Company’s report on Form 6-K filed on September 8, 2020.

Business Outlook

While the duration of the COVID-19 pandemic and its negative impact to market demand and the Company’s business operations still cannot be conclusively and accurately estimated at this time since there is still uncertainty for possible COVID-19 outbreak in the future, subject to any uncertainty of the development of COVID-19, the Company currently expects that its revenue will gradually recover in the second half of 2020. Such expectation reflects the current and preliminary view of the Company’s management team based on the information available at the time, and may be subject to changes. The Company will continue to monitor and evaluate the development of the pandemic, and the resulting financial impact on the Company.

Conference Call Information

The Company’s management will hold an earnings conference call on September 25, 2020, at 8:00 AM U.S. Eastern Time (5:00 am Pacific Time/ 8:00 pm Beijing Time). Dial-in details for the earnings conference call are as follows:

Conference Call
Date:	September 25, 2020
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Canada: +1 855-669-9657 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Aesthetic Medical International Holdings Group Limited

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until October 2, 2020. The dial-in for the replay is +1 877-344-7529 within the United States or +1 412-317-0088 internationally. The replay access code is 10147919.

A live and archived webcast of the call will also be available on AIH’s website at: https://ir.aihgroup.net. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	30 June	30 June
	2019	2020	2020
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)

ASSETS
Non-current assets
Property, plant and equipment	519,323	485,504	68,719
Investment properties	15,373	14,677	2,077
Intangible assets	175,417	196,048	27,749
Investments accounted for using the equity method	10,256	8,445	1,195
Prepayments and deposits	42,298	72,315	10,236
Deferred income tax assets	19,774	30,529	4,321
	782,441	807,518	114,297

Current assets
Inventories	26,120	26,703	3,780
Trade receivables	9,705	8,232	1,165
Other receivables, deposits and prepayments	71,278	54,336	7,691
Amounts due from related parties	3,101	3,080	436
Cash and cash equivalents	154,490	76,591	10,841
	264,694	168,942	23,913

Total assets	1,047,135	976,460	138,210

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	66
Treasury shares	(41)	(41)	(6)
Accumulated losses	(242,232)	(382,887)	(54,194)
Other reserves	789,285	832,395	117,818
	547,481	449,936	63,684
Non-controlling interests	43,117	37,010	5,239

Total deficit	590,598	486,946	68,923

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	30 June	30 June
	2019	2020	2020
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)

LIABILITIES
Non-current liabilities
Borrowings	12,917	4,536	642
Lease liabilities	165,615	152,425	21,574
Deferred income tax liabilities	12,703	13,116	1,856
	191,235	170,077	24,072

LIABILITIES
Current liabilities
Trade payables	17,017	22,712	3,215
Accruals, other payables and provisions	58,439	59,602	8,437
Amounts due to related parties	626	579	82
Contract liabilities	5,542	4,845	686
Borrowings	127,470	178,036	25,199
Lease liabilities	36,266	34,291	4,854
Current income tax liabilities	19,942	19,372	2,742
	265,302	319,437	45,215

Total liabilities	456,537	489,514	69,287

Total equity and liabilities	1,047,135	976,460	138,210

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended			Six months ended
	30 June	30 June	30 June	30 June	30 June	30 June
	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	212,187	166,723	23,598	393,074	257,677	36,472
Cost of sales and services rendered	(66,871)	(71,487)	(10,118)	(126,545)	(127,585)	(18,058)
Gross profit	145,316	95,236	13,480	266,529	130,092	18,414
Selling expenses	(89,631)	(92,474)	(13,089)	(165,286)	(170,531)	(24,137)
General and administrative expenses	(38,006)	(56,883)	(8,051)	(66,303)	(107,776)	(15,255)
Finance costs, net	(6,096)	(4,937)	(699)	(12,037)	(10,061)	(1,424)
Other gains, net	(1,676)	(2,180)	(309)	16,532	(983)	(139)
Fair value gain of convertible redeemable preferred shares	43,056	—	—	43,056	—	—
Fair value gain of convertible note	(5,358)	—	—	(5,358)	—	—
Fair value gain of exchangeable note liabilities	16,193	—	—	16,193	—	—
Fair value gain of derivative financial instrument	(14)	—	—	(14)	—	—
Share of profits/(losses) of investments accounted for using the equity method	11	(548)	(78)	(1,368)	(929)	(131)
Profit/(loss) before income tax	63,795	(61,786)	(8,746)	91,944	(160,188)	(22,672)
Income tax expense	(6,340)	(2,607)	(369)	(11,780)	12,680	1,795
Profit /(loss)for the period	57,455	(64,393)	(9,115)	80,164	(147,508)	(20,877)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(44)	(173)	(24)	(89)	442	63
Total other comprehensive income/(loss) for the period, net of tax	(44)	(173)	(24)	(89)	442	63
Total comprehensive income/(expense) for the period	57,411	(64,566)	(9,139)	80,075	147,066	(20,814)
Profit/(loss) attributable to:
Owners of the Company	57,295	(61,555)	(8,713)	79,053	(140,655)	(19,908)
Non-controlling interests	160	(2,838)	(402)	1,111	(6,853)	(969)
Profit/(loss) for the period	57,455	(64,393)	(9,115)	80,164	(147,508)	(20,877)

Earnings per share for profit attributable to owners of the company (in RMB per share)
—Basic	1.37	(0.95)	(0.13)	1.89	(2.17)	(0.31)
—Diluted	(0.03)	(0.95)	(0.13)	0.35	(2.17)	(0.31)

Total comprehensive income/(loss) attributable to:
Owners of the Company	57,251	(61,728)	(8,737)	78,964	(140,213)	(19,845)
Non-controlling interests	160	(2,838)	(402)	1,111	(6,853)	(969)
	57,411	(64,566)	(9,139)	80,075	(147,066)	(20,814)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF NON-IFRS RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE IFRS MEASURES

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
EBITDA and adjusted EBITDA
Profit (loss) Before taxation for the year/period	63,795	(61,786)	(8,746)	91,944	(160,188)	(22,672)
Adjustments
+ Finance costs	6,266	5,129	726	12,250	10,353	1,465
+ Amortisation and Depreciation	19,174	22,326	3,160	40,155	44,940	6,361
EBITDA	89,235	(34,331)	(4,860)	144,349	(104,895)	(14,846)
+ Fair value gains/(losses) of convertible redeemable preferred shares	(43,056)	—	—	(43,056)	—	—
+ Fair value gains/(losses) of convertible note	5,358	—	—	5,358	—	—
+ Fair value gains/(losses) of derivative financial instruments	14	—	—	14	—	—
+ Fair value gains/(losses) of of exchangeable note	(16,193)	—	—	(16,193)	—	—
+ ESOP expense	6,281	21,019	2,975	6,281	42,577	6,026
+ Professional fees	2,015	10,622	1,503	2,355	13,947	1,974
+ Loss on disposal of subsidiary	—	729	103	—	729	103
+ Loss on disposal of associate	—	927	131	—	927	131
+ IT-related expenses paid to a related party	1,250	—	—	2,500	—	—
Adjusted EBITDA	44,904	(1,034)	(148)	101,608	(46,715)	(6,612)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Adjusted Profit
Profit / (loss) for the period	57,455	(64,393)	(9,115)	80,164	(147,508)	(20,877)
Adjustments
+ Fair value gains/(losses) of convertible redeemable preferred shares	(43,056)	—	—	(43,056)	—	—
+ Fair value gains/(losses) of convertible note	5,358	—	—	5,358	—	—
+ Fair value gains/(losses) of derivative financial instruments	14	—	—	14	—	—
+ Fair value gains/(losses) of exchangeable note	(16,193)	—	—	(16,193)	—	—
+ ADV interest	1,185	—	—	2,370	—	—
+ ESOP expense	6,281	21,019	2,975	6,281	42,577	6,026
+ Professional fees	2,015	10,622	1,503	2,355	13,947	1,974
+ Loss on disposal of subsidiary	—	729	103	—	729	103
+ Loss on disposal of associate	—	927	131	—	927	131
+ IT-related expenses paid to a related party	1,250	—	—	2,500	—	—
Adjusted Profit	14,309	(31,096)	(4,403)	39,793	(89,328)	(12,643)